Mail Stop 4561

October 1, 2008

Craig J. Propst
Interim Chief Financial Officer and
Chief Accounting Officer
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, Kentucky 41048

> **Re: Pomeroy IT Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended January 5, 2008**
> **Form 10-Q for the Quarter Ended July 5, 2008**
> **File No. 000-20022**

Dear Mr. Propst:

　　　　We have reviewed your response letter dated August 20, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 24, 2008.

Form 10-K for the Fiscal Year Ended January 5, 2008

Consolidated Statements of Cash Flows, page F.7

1.　　Please explain your basis for classifying cash flows from floor plan financing arrangements as operating cash flows and refer to the authoritative literature that supports that classification. In this regard, we note that floor plan financing arrangements with a third party lender that is not a supplier would be classified as a financing cash flow.

Notes to Consolidated Financial Statements

5. Goodwill and Other Intangible Assets, page F.14

2.   Your response to prior comment 2 indicates that the poor performance of your
        business in 2007 that led to the goodwill impairment in October 2007 was due to
        "shortfalls in revenue and reduced utilization rates, specifically in infrastructure
        services." We note that your MD&A disclosures in your Form 10-Q for the
        quarter ended July 5, 2007 and prior periods do not address the expected impact
        of these developments on your business. Please tell us how your MD&A
        disclosures in the two years prior to the impairment adequately addressed known
        trends and uncertainties that were reasonably likely to have a material impact on
        your results of operations. Tell us how you considered providing disclosure that
        addresses the revenue shortfalls and reduced utilization rates and how these
        factors could impact the recoverability of your goodwill. Refer to Item
        303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Form 10-Q for the Quarter Ended July 5, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Basis of Presentation, page 10

3.   We have read your response to prior comment number 1 and note that you
        consider the gross vs. net changes to be immaterial. However, we note your
        disclosures on pages 10 and 32 regarding the impact of additional
        "reclassifications." These "reclassifications" appear to be significant to your
        gross margin and the revised amounts are labeled "as restated" in your footnotes.
        Please describe, in detail, the nature of these "reclassifications" resulting in the
        "as restated" amounts and explain why you have not formally restated and filed
        an Item 4.02 Form 8-K. As part of your response, describe your evaluation of
        these "reclassifications" both individually and together with the changes that were
        the subject of our prior comment number 1.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief